UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 30 June 2015

Orange and Partner Communications announce a new framework agreement for their relationship

-The two companies will assess Partner’s position within the dynamics of the telecommunications marketplace in Israel

Orange (ORAN.PA) a leading French Telecommunications operator serving 247 million customers worldwide (“Orange”) and Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), a leading Israeli communications company (”Partner”), announce that they have signed an agreement which creates a new framework for their relationship.

The two companies will use a detailed market study to assess Partner’s position within the dynamics of the Israeli telecommunications services marketplace.

The agreement provides both Partner and Orange the right to terminate the current Orange brand license agreement (the “BLA”): If Partner does not exercise its right to terminate within 12 months, either Partner or Orange may terminate the Brand Licensing Agreement during the following 12 months.

In addition, the agreement provides for total payments of €40 million to Partner from signing the agreement until completion of the market study, and an additional €50 million should the BLA be terminated within 24 months.

In the event of a rebranding by Partner, all Orange R&D and innovation activities in Israel would be rebranded with the Orange name, although Orange would be restricted from engaging in telecommunications services.

Orange’s Deputy CEO Mr. Pierre Louette, stated “Orange is pleased to enter into this new framework for our relationship. This resulted from our productive discussions over the past weeks. The Israeli telecommunications market study should provide a clear view to determine the best option for Partner, and we are committed to support this objective. For Orange, Israel is a strategically important country and we have a long term commitment to it, including our innovation activities through the Orange affiliates in Israel.”

Partner’s Chairman of the Board of Directors, Mr. Adam Chesnoff, stated, “We are pleased to have reached a new agreement with Orange further to our 17-year relationship with the brand and to have established a new framework for our future relationship with Orange.”

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 155,000 employees worldwide at 31 March 2015, including 98,000 employees in France. Present in 29 countries, the Group has a total customer base of 247 million customers worldwide at 31 March 2015, including 188 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on the Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Orange: service.presse@orange.com, +33 1 44 44 93 93

Partner:

Ziv Leitman, Chief Financial Officer, +972-54-781-4951

Liat Glazer Shaft, Head of Investor Relations and Corporate Projects, +972-54-781-5051, investors@orange.co.il

ORANGE

Date: June 30, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations